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SEC 1344
(7-2000)   Persons who potentially are to respond to the collection of
Previous   information contained in this form are not required unless the form
versions   displays a currently valid OMB control number.
obsolete
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                                                           +------------------+
                                 UNITED STATES             |   OMB APPROVAL   |
                      SECURITIES AND EXCHANGE COMMISSION   +------------------+
                            Washington, D.C. 20549         |   OMB Number:    |
                                                           |    3235-0058     |
                                  FORM 12b-25              |     Expires:     |
                                                           | January 31, 2002 |
                                                           |------------------|
                          NOTIFICATION OF LATE FILING      |     Estimated    |
                                                           |  average burden  |
(Check One): [ ] Form 10-K  [ ] Form 20-F   [ ] Form 11-K  |   hours per      |
             [X] Form 10-Q  [ ] Form N-SAR                 |  response..2.50  |
                                                           +------------------+
For Period Ended: March 31, 2002                           +------------------+
                  --------------                           | SEC FILE NUMBER  |
[ ] Transition Report on Form 10-K                         |                  |
[ ] Transition Report on Form 20-F                         |                  |
[ ] Transition Report on Form 11-K                         +------------------+
[ ] Transition Report on Form 10-Q                         +------------------+
[ ] Transition Report on Form N-SAR                        |   CUSIP NUMBER   |
                                                           |                  |
For the Transition Period Ended: ________________________  +------------------+

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  Read Instruction (on back page) Before Preparing Form. Please Print or Type
================================================================================
   Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
================================================================================

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

DVI, INC.
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Full Name of Registrant

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Former Name if Applicable

2500 YORK ROAD
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Address of Principal Executive Office (Street and Number)

JAMISON, PA 18929
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City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief

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pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

      (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
      (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q,
[X] or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
      (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The registrant requires additional time to analyze and fully disclose the impact of its Argentinean exposure in light of continuing political and economic developments in that country, as more fully described in the attached press release dated May 7, 2002.

                                 Press Releases

DVI to Take Charges to Recognize Argentine Exposure And Realize Impairment on Corvis Investment

     JAMISON, Pa., May 7 /PRNewswire-FirstCall/ -- DVI, Inc. (NYSE: DVI)
                                                                    ---
reported today that its financial results for the quarter ended March 31, 2002 will reflect charges regarding its Argentinean operations and will recognize the impairment of the value of certain minority investments, including its investment in Corvis Corporation. The impairment charges for the equity investments have already been recognized through prior accounting adjustments, and although earnings for the period will be reduced, DVI's book value will not be affected.

     (Photo: http://www.newscom.com/cqi-bin/prnh/20010116/PHTU006LOGO-b)
             ----------------------------------------------------------

     Michael A. O'Hanlon, President and CEO, said, "These charges are not unexpected and are the result of continued economic decline in two unrelated markets. We have discussed in past SEC filings our portfolio exposure in Argentina and our investment in Corvis, and I believe our investors understand both matters. We have dealt with past devaluations successfully, but the situation in Argentina is more difficult, and we will support our portfolio in that country with substantial additional reserves. Despite these matters, DVI is enjoying a year of strong core earnings, record new loan originations and growth in managed net financed assets. The unparalleled growth in the healthcare industry continues to offer extraordinary opportunities."

     Argentina

     DVI will take a pre-tax charge to earnings of $11.3 million plus a $2.2 million currency adjustment to shareholders' equity as its share of charges for operations in Argentina incurred by a majority-owned subsidiary. In response to developments in Argentina, DVI has reorganized its operations in that country. After giving effect to a tax benefit resulting from the reorganization, the charge is expected to reduce DVI's after-tax earnings for the quarter ended March 31, 2002 by approximately $5.0 million, or $0.34 per share on a fully diluted earnings-per-share basis.

     The charge reflects an increase in DVI's allowance for losses to cover approximately 56% of its $24.3 million Argentinean loan portfolio, recognition of currency losses at March 31, and related costs including inventory losses and legal costs. DVI will continue to monitor its Argentinean exposure in light of continuing political and economic developments in that country. DVI also expects to negotiate necessary amendments to the principal credit facility used to fund its operations in Latin America so as to be in compliance with all covenants that have been impacted by the Argentine situation.

     Investments

     DVI will take a non-cash charge to realize the impairment of its investments in Corvis Corporation (Nasdaq: CORV) and Claimsnet.com inc. (OTC
                                           ----
Bulletin Board: CLAI.OB). These adjustments will result in an after-tax charge of $10.8 million, or $0.75 per share but will not cause a reduction in book value per share.

     DVI's investment in Corvis consists of 714,453 shares that it acquired in January 2001 in a cashless exercise of warrants originally issued to DVI in an equipment lease transaction. DVI's basis in those shares is $23.05 per share (the market price on the date they were acquired). The closing price on March 28, 2002 (the last trading day of the calendar quarter) was $1.24 per share.

     DVI's investment in Claimsnet.com consists of 92,949 shares that it purchased for $5.38 per share in April 1999. The closing price on March 28, 2002 was $0.34 per share.

     DVI made mark-to-market price adjustments quarterly to the carrying basis of its investments in both Corvis and Claimsnet.com with an offsetting charge to the "Other Comprehensive Income" section of shareholders' equity. Therefore, DVI's investments, shareholders' equity and book value already reflect the reduced value of these investments. These impairments of value will be reflected as realized losses on DVI's statement of operations for the quarter ended March 31, 2002 because DVI has determined that the impairment to these investments is no longer temporary.

     DVI is an independent specialty finance company for healthcare providers worldwide. The Company extends loans and leases to finance the purchase of diagnostic imaging and other therapeutic medical equipment directly and through vendor programs throughout the world. DVI also offers lines of credit for working capital backed by healthcare receivables in the United States. Additional information is available at http://www.dvi-inc.com.
                                       ----------------------

     Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995

     Any statements contained in this press release, which are not historical facts, are forward-looking statements. Such statements are based upon many important factors, which may be outside the Company's control, causing actual results to differ materially from those suggested. Such factors include, but are not limited to, changes (legislative and regulatory) in the healthcare industry, demand for DVI's services, pricing, market acceptance, the effect of economic conditions, litigation, competitive products and services, corporate financing arrangements, the ability to complete transactions, and other risks identified in the Company's filings with the Securities and Exchange Commission.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

         John Boyle                  215                   488-5011
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          (Name)                 (Area Code)          (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [X] Yes [ ] No
                                   ---------------------------------------------

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[X] Yes [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The registrant will take a pre-tax charge to earnings of $11.3 million plus a $2.2 million currency adjustment to shareholders' equity as its share of charges for operations in Argentina incurred by a majority-owned subsidiary. In response to developments in Argentina, DVI has reorganized its operations in that country. After giving effect to a tax benefit resulting from the reorganization, the charge is expected to reduce the registrant's after-tax earnings for the quarter ended March 31, 2002 by approximately $5.0 million, or $0.34 per share on a fully diluted earnings-per-share basis.

The registrant will also take a non-cash charge to realize the impairment of its investments in Corvis Corporation and Claimsnet.com Inc. These adjustments will result in an after-tax charge of $10.8 million, or $0.75 per share. See the attached press release, dated May 7, 2002, for more details.

                                    DVI, Inc.
          -----------------------------------------------------------
                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date         May 9, 2002                By       /s/ Michael A. O'Hanlon
    -----------------------------------   --------------------------------------

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly

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authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION
================================================================================
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).
================================================================================

                             GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.
2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.
3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.
4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.
5. Electronic filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T ((S)232.201 or (S)232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T ((S)232.13(b) of this chapter).